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December 2, 2009

Varda Sagiv
Chief Financial Officer
BluePhoenix Solutions LTD.
8 Maskit Street
Herzlia 46733 Israel

> **Re:** **BluePhoenix Solutions LTD.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed on March 31, 2009**
> **Form 6-Ks Filed on February 17, 2009 and May 12, 2009**
> **File No. 333-06208**

Dear Ms. Sagiv:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief